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Filed Pursuant to Rule 424(b)(5) Registration Nos. 333-12082 and 333-13626
PROSPECTUS SUPPLEMENT (To Prospectus Dated June 19, 2001)

U.S.$1,000,000,000

4.875% Global Notes Series PY due May 5, 2014

        We will pay interest on the Notes semi-annually in arrears on May 5 and November 5 of each year, commencing November 5, 2004. We may not redeem the Notes prior to maturity unless certain events occur involving Canadian taxation.

        We will make all payments of principal and interest on the Notes in U.S. dollars. We will make all such payments without deduction for, or on account of, taxes imposed or levied by or within Canada, subject to the exceptions described in this prospectus supplement.

        We are offering to sell the Notes in North America, Europe and Asia in places where sales are permitted.

        We have applied to list the Notes on the Luxembourg Stock Exchange.

	Per Note	Total
Price to public(1)	99.243%	U.S.$992,430,000
Underwriting discounts and commissions	.3%	U.S.$3,000,000
Proceeds to Québec(1)	98.943%	U.S.$989,430,000

(1)
Plus accrued interest from May 5, 2004, if settlement occurs after that date

        Delivery of the Notes, in book-entry form, will be made through The Depository Trust Company, Clearstream, Luxembourg and Euroclear on or about May 5, 2004.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.	Citigroup	Deutsche Bank Securities	National Bank Financial
CIBC World Markets	Credit Suisse First Boston	Scotia Capital
TD Securities		RBC Capital Markets
ABN AMRO Incorporated	HSBC	JPMorgan

The date of this prospectus supplement is April 26, 2004.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

        Please note that in this prospectus supplement, references to "we", "our" and "us" refer to Québec.

ABOUT THIS PROSPECTUS SUPPLEMENT

        You should read this prospectus supplement along with the prospectus. Both documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this prospectus supplement and the prospectus. Québec has not authorized anyone else to provide you with different information. Québec is not offering to sell or soliciting offers to buy any securities other than the Notes offered under this prospectus supplement, nor is Québec offering to sell or soliciting offers to buy the Notes in places where such offers are not permitted by applicable law. You should not assume that the information in this prospectus supplement or the prospectus is accurate as of any date other than the date of this prospectus supplement.

        Québec is furnishing this prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of Notes. Québec confirms that:

  •
  the information contained in this prospectus supplement is true and correct in all material respects and is not misleading;

  •
  it has not omitted other facts the omission of which makes this prospectus supplement as a whole misleading; and

  •
  it accepts responsibility for the information it has provided in this prospectus supplement and the prospectus.

        In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. On April 26, 2004, the noon spot exchange rate for U.S. dollars as reported by the Bank of Canada, expressed in Canadian dollars, was $1.3556.

DOCUMENTS INCORPORATED BY REFERENCE

        The prospectus incorporates by reference Québec's Annual Report on Form 18-K for the fiscal year ended March 31, 2003 and the amendments to that report filed through the date of this prospectus supplement, in addition to all future annual reports and amendments to annual reports, and any other information we file with the Securities and Exchange Commission (the "Commission") pursuant to Sections 13(a) and 13 (c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") until we sell all of the Notes. See "Where You Can Find More Information" in the prospectus.

FORWARD-LOOKING STATEMENTS

        This prospectus supplement contains forward-looking statements. Statements that are not historical facts, including statements about Québec's beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward- looking statements speak only as of the date they are made, and Québec undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Québec cautions you that actual results may differ materially from those contained in any forward-looking statements.

SUMMARY OF THE OFFERING

        This summary highlights information contained elsewhere in this prospectus supplement and the prospectus. It is not complete and may not contain all the information that you should consider before investing in the Notes. You should read the entire prospectus supplement and the prospectus carefully.

Issuer	Québec.
Securities Offered	U.S.$1,000,000,000 aggregate principal amount of 4.875% Global Notes Series PY due May 5, 2014.
Maturity Date	May 5, 2014.
Interest Payment Dates	We will pay you interest in two equal semi-annual installments on May 5 and November 5 of each year, commencing November 5, 2004.
Interest Rate
4.875% per year. Whenever it is necessary to compute any amount of interest in respect of the Notes other than with respect to regular semi-annual payments, we will calculate such interest on the basis of a 360-day year of twelve 30-day months.
Redemption	We may not redeem the Notes prior to maturity, unless certain events occur involving Canadian taxation. See "Description of Notes — Maturity, Redemption and Purchases".
Markets	We are offering to sell the Notes in North America, Europe and Asia in places where sales are permitted. See "Underwriting".
Listing	We have applied to list the Notes on the Luxembourg Stock Exchange.
Form and Settlement
We will issue the Notes in the form of one or more fully registered global notes registered in the name of the nominee of The Depository Trust Company ("DTC"). The Notes will be recorded in a Register held by JPMorgan Chase Bank, as Registrar. Beneficial interests in the Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Clearstream Banking, société anonyme and Euroclear Bank, S.A./N.V., as operator of the Euroclear System will hold interests on behalf of their participants through their respective U.S. depositaries, which in turn will hold such interests in accounts as participants of DTC. Except in the limited circumstances described in this prospectus supplement, owners of beneficial interests in the Notes will not be entitled to have Notes registered in their names, will not receive or be entitled to receive Notes in definitive form and will not be considered holders of Notes under the Fiscal Agency Agreement. Notes will only be sold in denominations of U.S.$5,000 and integral multiples of U.S.$1,000 in excess thereof. See "Description of Notes — Form, Denomination and Registration".
Governing Law	Québec law and Canadian law applicable in Québec.
CUSIP	748148 RM 7
Common Code	019187934
ISIN Code	US748148RM77

QUÉBEC

        The information set forth below does not purport to be complete and is qualified in its entirety by the more detailed information contained in Québec's Annual Report on Form 18-K for the fiscal year ended March 31, 2003 and the other documents incorporated by reference in the prospectus. See "General Information — Documents" in this prospectus supplement and "Where You Can Find More Information" in the prospectus.

Summary

Economy

	1999	2000	2001	2002	2003
	(dollar amounts in millions)
GDP at current market prices	$210,809	$225,202	$232,592	$245,559	$258,431
% change — GDP at market prices (1997 prices)(1)	6.2%	4.7%	1.8%	4.0%	1.7%
Personal income	$174,669	$187,159	$194,243	$201,461	$208,242
Capital expenditures	$33,681	$34,683	$36,193	$39,877	$42,080
International exports of goods	$62,063	$74,120	$70,819	$68,246	$64,228
Population at July 1 (in thousands)	7,323	7,357	7,397	7,443	7,487
Unemployment rate	9.3%	8.4%	8.7%	8.6%	9.1%
Consumer Price Index — % change	1.5%	2.4%	2.4%	2.0%	2.5%
Average exchange rate (US$ per C$)	0.67	0.67	0.65	0.64	0.72

Consolidated Financial Transactions(2)

	Fiscal year ending March 31
	2001	2002	2003	Preliminary Results 2004	Budget Forecast 2005
	(dollar amounts in millions)
Own-source revenue before exceptional losses of SGF	$40,921	$39,023	$41,197	$42,824	$45,358
Federal transfers	7,895	8,885	8,932	9,377	8,476

Total revenue	48,816	47,908	50,129	52,201	53,834

Program spending	(40,751)	(42,380)	(44,316)	(45,800)	(47,151)
Debt service	(6,972)	(6,687)	(6,536)	(6,668)	(6,939)

Total expenditure	(47,723)	(49,067)	(50,852)	(52,468)	(54,090)

Net results of consolidated organizations(3)	284	322	368	267	256

Budgetary reserve(4)	(950)	950	—	—	—

Consolidated budget balance before exceptional losses of SGF	427	113	(355)	0	0
Exceptional losses of SGF	—	(91)	(339)	(364)	—

Consolidated budget balance	427	22	(694)	(364)	0

Consolidated non-budgetary requirements	(943)	(637)	(884)	(1,069)	(464)

Consolidated net financial requirements	$(516)	$(615)	$(1,578)	$(1,433)	$(464)

Funded Debt of Public Sector

	As of March 31
	2000	2001	2002	2003	Preliminary Results 2004
	(dollar amounts in millions)
Government Funded Debt
Borrowings — Government	$59,365	$62,901	$65,466	$71,078	$72,261
Borrowings — to finance Government Enterprises	5,367	4,981	5,034	3,968	3,182
Borrowings — to finance Municipal Bodies	2,904	2,732	2,918	2,874	2,802
Government Guaranteed Debt(5)	38,148	40,680	40,697	40,680	40,050
Municipal Sector Debt	13,892	13,464	13,598	13,463	14,511
Other Institutions	6,087	5,635	5,312	5,399	5,139

Public Sector Funded Debt(6)	$125,763	$130,393	$133,025	$137,462	$137,945

Per capita ($)	$17,174	$17,724	$17,984	$18,466	$18,425
As a percentage of(7)
GDP	59.7%	57.9%	57.2%	56.0%	53.4%
Personal income	72.0%	69.7%	68.5%	68.2%	66.2%

(1)
Percentage change for Gross Domestic Product ("GDP") adjusted for inflation; referred to herein as "real GDP".

(2)
For purposes of comparison, the data are presented on the basis of the 2004-2005 budgetary structure.

(3)
The budgetary transactions of consolidated organizations are grouped under the new heading "net results of consolidated organizations".

(4)
In the 2001-2002 Budget, the then Finance Minister announced the creation of a reserve of $950 million out of budgetary surpluses posted in Fiscal 2001. Of this amount, $280 million was used to finance new spending and $670 million to maintain a balanced budget in Fiscal 2002.

(5)
Represents mainly debt of Hydro-Québec.

(6)
Canadian dollar equivalent on the dates indicated for loans in foreign currencies after currency swap agreements.

(7)
Percentages are based upon the prior calendar year's GDP and Personal Income.

Recent Economic Developments in 2004

        The following table shows the changes in the main economic indicators for Canada and Québec for 2004 through the latest month reported over the comparable period in 2003.

Main Economic Indicators

		Percentage Changes for 2004 Through Latest Month Reported Over Comparable Period in 2003
	Latest Month Reported
		Canada	Québec
Retail trade(1)	February	1.6	3.5
Housing starts(1)	March	2.0	27.8
Value of manufacturers' shipments(1)	February	(2.4)	(1.5)
Employment	March	1.6	1.2
Consumer price index	March	0.8	0.8
		Percentage of Labor Force
	Latest Month Reported
		Canada	Québec
Unemployment rate(1)	March	7.4	8.8

(1)
Seasonally adjusted average of months available.

Source: Institut de la statistique du Québec, Statistics Canada and Canada Mortgage and Housing Corporation.

Economic Assumptions included in the 2004-2005 Budget for the Year 2004

Percentage Change
GDP:
At current market prices	4.3%
At market prices (1997 prices)	2.7
Personal income	4.4
Business non-residential capital expenditures (1997 prices)	9.0
Consumer expenditures	4.1
Labor force	1.4
Employment	1.5
Average Rate
Unemployment rate	9.1%

Source: Ministère des Finances du Québec.

Note: Economic assumptions, such as those included in the table above and in its annual report on Form 18-K, and all amendments to that report, incorporated by reference in this prospectus supplement, are developed by Québec for and are a necessary part of the budget process. Actual results may differ materially from these assumptions.

Hydro-Québec

        Hydro-Québec and its subsidiaries operate one of the two largest systems in Canada for the generation and distribution of electric power. Hydro-Québec supplies virtually all electric power distributed in Québec.

        Under the Hydro-Québec Act, the objectives of Hydro-Québec are to supply power and to pursue endeavors in energy-related research and promotion, energy conversion and conservation, and any field connected with or related to power or energy. The Hydro-Québec Act provides that Hydro-Québec shall estimate the energy needs of Québec and the means of meeting them within the scope of Québec's energy policies. Under the Hydro-Québec Act, Québec is entitled to declare a dividend from Hydro-Québec when certain financial criteria are met.

        As of December 31, 2003, Québec's equity in Hydro-Québec totaled $15.1 billion. At this date, Hydro-Québec operated 52 hydroelectric plants with a combined installed capacity of 31,347 MW, 29 thermal plants totaling 2,267 MW, one wind farm with a capacity of 2 MW, and also had access to an additional capacity of 4,765 MW from the Churchill Falls (Labrador) Corporation Limited power plant. Hydro-Québec maintains more than 20,000 miles of transmission lines.

Hydro-Québec's Operations

	Year ended December 31
	1999	2000	2001	2002	2003
	(dollars in millions)
Total electricity sales (terawatthours)	171.7	190.1	195.0	213.3	183.4
Total electricity sales revenue	$8,499	$10,174	$10,923	$11,619	$9,960
Revenue from electricity sales outside Québec
Canada (Outside Québec) / United States	$1,016	$2,349	$3,082	$3,467	$1,344
Other countries	$35	$31	$38	$40	$38
Capital expenditures — consolidated	$2,109	$3,501	$1,889	$2,486	$3,170
Net income — consolidated(1)(2)	$1,223	$873	$595	$1,526	$1,931
Interest coverage(3)	1.33x	1.37x	1.43x	1.56x	1.66x
Capitalization ratio(1)(4)(5)	25.4%	25.1%	25.0%	26.2%	29.9%
Debt guaranteed by Government (at end of period)	$37,240	$36,698	$37,429	$37,272	$33,298

(1)
In 2002, financial statements were restated as a result of the retroactive application of a new Canadian accounting standard on foreign currency translation which eliminates the deferral and amortization of foreign exchange gains and losses related to unhedged foreign-denominated monetary items and requires that such gains or losses be recognized in the year's income.

(2)
Net income originally reported for the years 1999 to 2001 was $906 million, $1,078 million and $1,108 million, respectively.

(3)
Sum of operating income and net investment income divided by gross interest expense.

(4)
The capitalization ratio originally reported for the years 1999 to 2001 was 26.2%, 26.2% and 26.8%, respectively.

(5)
Shareholder's equity divided by the sum of shareholder's equity, long-term debt, perpetual debt, short-term borrowings and current portion of long-term debt less financial assets related to debt.

        In December 1996, the National Assembly adopted the Act respecting the Régie de l'énergie (the "Energy Board Act"). The Energy Board Act established the Régie de l'énergie (the "Energy Board") which has jurisdiction over certain aspects of the activities of Hydro-Québec and those of natural gas distributors in Québec. Under the Energy Board Act, Hydro-Québec has been granted exclusive rights for the distribution of electric power throughout Québec, excluding the territories served by distributors operating a municipal or private electric system as of May 13, 1997. The Energy Board has the authority to: fix, or modify, after holding public hearings, Hydro-Québec's rates and conditions for the transmission and distribution of electric power; approve its electric power supply plan; approve operating standards, including standards of reliability for its transmission system; authorize its transmission and distribution investment projects; approve its distribution commercial programs; and rule upon complaints from customers concerning rates or service.

        Hydro-Québec's 2004-2008 Strategic Plan requires its division Hydro-Québec Distribution, to ensure adequate supply to meet the electricity requirements of the Québec market. The main supply of Hydro-Québec's distributor is guaranteed heritage pool electricity. Guaranteed heritage pool electricity is electricity that corresponds to the net annual consumption of Québec markets, up to 165 TWh per year, for which the average fixed price is set at 2.79 cents per kWh. Additional power will continue to be obtained through competitive bidding.

        Hydro-Québec's 2004-2008 Strategic Plan assumes that Québec sales will grow by 11.1 TWh between 2003 and 2008. Close to 8 TWh of these new sales are expected to be to large-power customers, largely as a result of growing industrial output. Hydro-Québec expects to meet this additional demand by increasing its annual generation capacity in Québec by at least 10 TWh by adding new generating facilities or refurbishing some existing facilities; by operating generating facilities commissioned in 2003 at full capacity; and by moving up the commissioning dates of facilities currently under construction or awaiting authorization. Hydro-Québec's 2004-2008 Strategic Plan restates the three conditions for undertaking new projects: they must be profitable under market conditions, environmentally acceptable and well received by local communities.

        In April 1990, representatives of the James Bay Cree instituted an action against Canada, Québec and Hydro-Québec, among others, seeking judicial recognition of aboriginal rights and of title over certain areas of land in Québec and an order restraining Hydro-Québec from proceeding with the Grande-Baleine project. This action also alleges breaches of the 1975 James Bay and Northern Québec Agreement (the "Agreement") between Hydro-Québec, the federal government and Québec, and representatives of the James Bay native peoples, namely the Cree and the Inuit. In a second action instituted against the same defendants and served upon Hydro-Québec and Québec in February 1997, representatives of the James Bay Cree are seeking damages or compensation of $2.8 billion for the breaches of the Agreement alleged in the 1990 action and breaches of various other undertakings and commitments. Alternatively, plaintiffs are seeking performance by the defendants of their obligations under the Agreement and damages or compensation of $400 million. Plaintiffs later revised their claim to $3.0 billion. Under an agreement signed between Québec and the James Bay Cree on February 7, 2002, however, the James Bay Cree agreed to discontinue certain claims made in such actions against Québec. On the same date, Hydro-Québec signed an agreement regarding disputes and a dispute-resolution committee with the James Bay Cree and a mediator was appointed. Discussions led to the execution, on March 31, 2004, by Hydro-Québec and the James Bay Cree of an agreement concerning a new relationship between Hydro-Québec / Société d'énergie de la Baie James and the Crees of Eeyou Istchee. Among other terms, the parties agreed to file a declaration of settlement out of court within sixty days.

        On December 30, 2003, representatives of the Innus of Takuikan Uashat Mak Mani-Utenam instituted an action against the Attorney-General of Canada, the Attorney-General of Québec and Hydro-Québec seeking a judicial recognition of their aboriginal rights and of their unextinguished Indian title over certain areas of land in Québec. Plaintiffs who claim not to be parties to the Agreement allege that the Agreement and certain federal and provincial laws are illegal, inoperative, unconstitutional and not binding upon the plaintiffs. The plaintiffs seek various orders, including rendering of accounts and revenue sharing for the unlawful use and management of the lands, notably in respect of hydro-electric facilities on these lands, and damages from Canada, Québec and Hydro-Québec, jointly and severally, in an amount (subject to further increase by the plaintiffs) of up to $1.5 billion. Hydro-Québec and the federal government and Québec are currently negotiating with the Innus to obtain a withdrawal of the legal action on a basis that preserves their right to assert it later.

        In January 1998, Québec experienced a severe ice storm and Hydro-Québec's transmission and distribution systems were heavily damaged. At the end of January 1998, Hydro-Québec and Québec were served with a motion seeking authorization to institute a class action against them, as joint and several defendants, on behalf of individuals having suffered damages (the aggregate of which has not been ascertained) as a result of power failures caused by the ice storm which left close to 1.4 million customers without electricity for varying periods of time. Hydro-Québec and Québec have contested this petition. No date is presently set for the hearing of the motion.

USE OF PROCEEDS

        The net proceeds of the issue, being U.S.$989,430,000 (before deduction of expenses), will be added to the Consolidated Revenue Fund of Québec and will be applied to the general expenses of Québec or advanced to the Financing Fund of Québec as permitted by law.

DESCRIPTION OF NOTES

        This prospectus supplement describes the terms of the Notes in greater detail than the prospectus and may provide information that differs from the prospectus. If the information in this prospectus supplement differs from the prospectus, you should rely on the information in this prospectus supplement.

        Québec will issue the Notes under the Fiscal Agency Agreement (as defined below). The information contained in this section and in the prospectus summarizes some of the terms of the Notes. Because this is a summary, it does not contain all of the information that may be important to you as a potential investor in the Notes. Therefore, you should read the Fiscal Agency Agreement and the form of Notes in making your investment decision. Québec will file copies of these documents with the Commission and will also file copies of these documents at the offices of the fiscal agent and the paying agents.

        The Notes constitute a separate series of debt securities of Québec being offered by Québec from time to time. The portion of the Notes being offered by this prospectus supplement and the accompanying prospectus dated June 19, 2001 to be sold in the United States was registered under Registration Statement Nos. 333-12082 and 333-13626 which Québec has filed with the Commission under the United States Securities Act of 1933, as amended (the "Securities Act").

        The Notes in the aggregate principal amount of U.S.$1,000,000,000 will be issued subject to a fiscal agency agreement to be dated as of May 5, 2004 (the "Fiscal Agency Agreement") between Québec and JPMorgan Chase Bank, as fiscal agent, transfer agent, registrar and principal paying agent (in all such capacities, the "Registrar"). Such terms and conditions will be available to beneficial owners of Notes from Québec or the Registrar upon request. Holders of Notes will be bound by, and deemed to have notice of, the provisions contained in the Fiscal Agency Agreement. Copies of the Fiscal Agency Agreement will be available for inspection at and may be obtained, free of charge, from the offices of the Listing Agent in Luxembourg, Dexia Banque Internationale à Luxembourg S.A., 69, route d'Esch L-1470 Luxembourg, during the Listing Agent's normal business hours on any weekday. References to principal and interest in respect of the Notes shall be deemed also to refer to any Additional Amounts which may be payable as described below. See "Payment of Additional Amounts".

Status of the Notes

        The Notes will be direct and unconditional obligations of Québec for the payment and performance of which the full faith and credit of Québec will be pledged and will not be secured. The Notes will rank equally among themselves and with all notes, debentures or other similar debt securities issued by Québec and outstanding at the date hereof or in the future.

Form, Denomination and Registration

        The Notes will be issued in the form of one or more fully registered global notes (the "Global Notes") registered in the name of Cede & Co., as nominee of The Depository Trust Company ("DTC"), and held by JPMorgan Chase Bank, as custodian for DTC. Beneficial interests in the Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants of DTC, Euroclear System ("Euroclear") or Clearstream Banking, société anonyme ("Clearstream, Luxembourg") (collectively, the "clearing systems"). The clearing systems will be responsible for establishing and maintaining book-entry accounts for their participants having interests in the Notes. Beneficial owners of Notes will not, except in limited circumstances described herein, be entitled to receive Notes represented by physical certificates or to have Notes registered in their names, and will not be considered holders thereof under the Fiscal Agency Agreement. See "Physical Certificates". Subject to applicable law and the terms of the Fiscal Agency Agreement, Québec and the Registrar shall deem and treat registered holders of the Notes as the absolute owners thereof for all purposes whatsoever notwithstanding any notice to the contrary; and all payments to, or on the order of, the registered holders shall be valid and shall discharge the liability of Québec and the Registrar on the Notes to the extent of the sum or sums so paid.

        The Notes will only be sold in denominations of U.S.$5,000 or integral multiples of U.S.$1,000 in excess thereof.

        The Registrar will be responsible for (i) maintaining a record of the aggregate holdings of Notes; (ii) ensuring that payments of principal and interest in respect of the Notes received by the Registrar from Québec are duly credited to DTC; and (iii) transmitting to Québec any notices from beneficial owners of Notes. The Registrar will not impose any fees in respect of the Notes, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed Notes. However, beneficial owners of Notes may incur fees payable in respect of the maintenance and operation of the book-entry accounts in which such Notes are held with the clearing systems.

Interest

        The Notes will bear interest from May 5, 2004 at a rate of 4.875% per annum, payable in two equal semi-annual installments, in arrears on May 5 and November 5. Interest on the Notes will cease to accrue on the date fixed for redemption or repayment unless, upon due presentation of the Notes, payment of principal is improperly withheld or refused.

        Whenever it is necessary to compute any amount of interest in respect of the Notes, other than with respect to regular semi-annual payments, such interest shall be calculated on the basis of a 360-day year of twelve 30-day months. The rate of interest specified in the Notes is a nominal rate and all interest payments and computations are to be made without allowances or deductions for deemed reinvestment.

Payments

        Principal of, and interest and Additional Amounts (as defined below under "Payment of Additional Amounts"), if any, on, the Notes are payable by Québec in U.S. dollars to the person registered at the close of business on the relevant record date in the register held by the Registrar. With respect to Notes held by Cede & Co. for DTC participants, Euroclear and Clearstream, Luxembourg, payment will be made to beneficial owners in accordance with customary procedures established from time to time by DTC, Euroclear and Clearstream, Luxembourg. The Registrar will act as Québec's principal paying agent for the Notes pursuant to the Fiscal Agency Agreement.

        If any date for payment in respect of any Note is not a Business Day in the applicable place of payment, the holder thereof shall not be entitled to payment until the next following Business Day, and no further interest shall be paid in respect of the delay in such payment. In this paragraph, "Business Day" means a day on which banking institutions in The City of New York and in any other applicable place of payment are not authorized or obligated by law or executive order to be closed.

Record Date

        The record date for purposes of payments of principal and interest and Additional Amounts, if any, on the Notes will be as of 5:00 p.m., New York City time, on the fourteenth calendar day preceding the maturity date or any interest payment date, as applicable. Ownership positions within each clearing system will be determined in accordance with the normal conventions observed by such system.

Payment of Additional Amounts

        The principal of, and interest on, the Notes will be paid to any holder, who as to Canada or any province, political subdivision or taxing authority therein or thereof, is a non-resident, without deduction for or on account of any present taxes or duties of whatsoever nature, imposed or levied by or within Canada, or any province, political subdivision or taxing authority therein or thereof. If as a result of any change in, or amendment to, or in the official application of, the laws of Canada or the regulations of any taxing authority therein or thereof or any change in, or in the official application of, or execution of, or amendment to, any treaty or treaties affecting taxation to which Canada is a party, Québec shall be required to withhold any taxes or duties from any payments due respectively under the Notes, Québec will pay such additional amounts (the "Additional Amounts") as may be necessary in order that every net payment of the principal of, and interest on, the Notes to any such holder will be not less than the amount provided for in the Notes. Québec shall not, however, be obliged to pay such Additional Amounts on account of any such taxes or duties to which any holder is subject otherwise than by reason of his ownership of Notes or the receipt of income therefrom or which become payable as a result of any Note being presented for payment on a date more than ten days after the date on which the same becomes due and payable, or the date on which payment thereof is duly provided for, whichever is later. In addition, Québec also shall not be obliged to pay any Additional Amounts where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Union Directive 2003/48/EC or any Directive implementing the agreement of the ECOFIN Council meeting of June 3, 2003 regarding the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive or presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note to another Paying Agent in a Member State of the EU.

Maturity, Redemption and Purchases

        Unless previously redeemed for tax reasons as provided below, or purchased, the principal amount of the Notes shall be due and payable on May 5, 2014.

        If as a result of any change in, or amendment to, or in the official application of, the laws of Canada or the regulations of any taxing authority therein or thereof (other than Québec) or any change in, or in the official application of, or execution of, or amendment to, any treaty or treaties affecting taxation to which Canada is a party, which change or amendment shall have become effective after the date of this prospectus supplement, it is determined by Québec that it would be required at, or at any time prior to, maturity of the Notes to pay Additional Amounts as described under "Payment of Additional Amounts", the Notes may be redeemed in whole but not in part at the option of Québec on not less than 30 nor more than 45 days' published notice in accordance with "Notices" below, at the principal amount thereof together with accrued interest.

        Québec may, if not in default under the Notes, purchase Notes at any time, in any manner and at any price. If purchases are made by tender, tenders must be available to all holders of Notes alike.

Transfers

        Transfers between participants within Euroclear and Clearstream, Luxembourg, and between Euroclear and Clearstream, Luxembourg participants, will be effected in accordance with procedures established for this purpose from time to time by Euroclear and Clearstream, Luxembourg. Notes may be transferred between DTC participants in accordance with procedures established for this purpose from time to time by DTC.

Certificated Notes

        Notes represented by a Global Note are exchangeable for Notes represented by fully registered physical certificates ("Certificated Notes") of like tenor and of an equal aggregate principal amount as the Global Note in denominations of U.S.$5,000 and integral multiples of U.S.$1,000 in excess thereof (i) if the relevant depositary notifies Québec that it is unwilling or unable to continue as depositary for the Global Note or ceases to be a clearing agency registered under the Exchange Act at a time when it is required to be so registered and a successor depositary is not appointed by Québec within 90 days after receiving the notice or becoming aware that the depositary is no longer so registered; (ii) if Québec, in its discretion at any time, determines not to have any of the Notes represented by the Global Notes; or (iii) upon request by the depositary to the fiscal agent, acting on direct or indirect instructions of a holder or any beneficial owner of an interest in the Global Note, after an event of default entitling the holder to accelerate the stated maturity of the Global Note has occurred and is continuing, or, if the depositary does not promptly make that request, then any beneficial owner of an interest in the Global Note will be entitled to make that request to the fiscal agent. Québec acknowledges that if Certificated Notes are not promptly issued to the owners of beneficial interests in a Global Note as contemplated above, then an owner of a beneficial interest will be entitled to pursue any remedy under the fiscal agency agreement, the Global Note or applicable law with respect to the portion of the Global Note representing that owner's interest in the Global Note as if Certificated Notes had been issued.

        In the event Certificated Notes are issued and for so long as the Notes are listed on the Luxembourg Stock Exchange, and the rules of the Luxembourg Stock Exchange so require, Québec will appoint and maintain a transfer agent in Luxembourg. A publication will be made in accordance with "Notices" below describing how payments on and transfers of Certificated Notes will be made.

Modification

        The Fiscal Agency Agreement and the Notes may be amended by Québec and the Registrar without notice to, or the consent of, the holder of any Note, for the purpose of (i) curing any ambiguity; (ii) curing, correcting or supplementing any defective provisions contained therein; (iii) effecting the issue of further notes as described below under "Further Issues"; or in any other manner which Québec and the Registrar acting on the advice of counsel may deem necessary or desirable and which will not be inconsistent with the Notes and which, in the reasonable opinion of Québec and the Registrar, will not adversely affect the interests of the holders of Notes.

        The Fiscal Agency Agreement will contain provisions for convening meetings of registered holders of Notes to modify or amend by Extraordinary Resolution (as defined below) the Fiscal Agency Agreement (except as provided in the immediately preceding paragraph) and the Notes (including the terms and conditions thereof) or waive future compliance therewith or past default thereon by Québec. An Extraordinary Resolution duly passed at any such meeting shall be binding on all holders of Notes, whether present or not; provided, however, that no such modification or amendment to the Fiscal Agency Agreement or to the terms and conditions of the Notes may, without the consent of the holder of each such Note affected thereby: (a) change the stated maturity of any such Note; (b) reduce the principal amount of or rate of interest on any such Note; (c) change the currency of payment of any such Note; (d) impair the right to institute suit for the enforcement of any payment on or with respect to such Note; (e) reduce the percentage of the holders of Notes necessary to modify or amend the Fiscal Agency Agreement or the terms and conditions of the Notes or reduce the percentage of votes required for the taking of action or the quorum required at any meeting of holders of Notes; or (f) reduce the percentage of outstanding Notes necessary to waive any future compliance or past default.

        The term "Extraordinary Resolution" will be defined in the Fiscal Agency Agreement as a resolution passed at a meeting of holders of Notes by the affirmative vote of the holders of not less than 66 2/3% of the principal amount of Notes represented at the meeting in person or by proxy or as an instrument in writing signed by the holders of not less than 66 2/3% in principal amount of the outstanding Notes. The quorum at any such meeting for passing an Extraordinary Resolution will be two or more persons holding or representing at least a majority in principal amount of the Notes at the time outstanding, or at any adjourned meeting called by Québec or the Registrar, two or more persons being or representing holders of Notes whatever the principal amount of the Notes so held or represented.

Governing Law

        The Fiscal Agency Agreement and the Notes shall be construed in accordance with, and governed by, the laws of Québec and the laws of Canada applicable therein.

        Québec will irrevocably consent to the fullest extent permitted by law to the giving of any relief (including, without limitation, the making, enforcement or execution against any property of any order or judgment) made or given in connection with any proceedings arising out of, or in connection with, the Fiscal Agency Agreement and the Notes. Information regarding jurisdiction of courts is set forth under "Jurisdiction" in the prospectus.

Events of Default

        In the event that (a) Québec shall default in the payment of the principal amount of, interest or Additional Amounts, if any, on, the Notes, as the same shall become due and payable, and such default shall continue for a period of 45 days or (b) default shall be made in the due performance or observance by Québec of any covenant or agreement contained in the Notes, other than the payment of principal, interest or Additional Amounts, or the Fiscal Agency Agreement, and such default shall continue for a period of 60 days or (c) Québec shall default in the payment of any principal of, interest or additional amounts, if any, on, any indebtedness (direct or under a guarantee) for borrowed money, other than the Notes, as the same shall become due and payable, and such default shall continue for a period of 45 days, provided that the foregoing shall not be taken into account so long as the aggregate principal amount of all such indebtedness (direct or under a guarantee) for borrowed money with respect to which the foregoing has occurred does not exceed U.S.$50,000,000 (or its equivalent in other currencies), then at any time thereafter and during continuance of such default, the registered holder of any Note (or its proxy) may deliver or cause to be delivered to Québec at Ministère des Finances, c/o Direction des services post-marchés, 8, rue Cook, Québec, Québec, Canada G1R 5P4, a written notice that such registered holder elects to declare the principal amount of the Notes held by him (the serial number or numbers of the Global Notes which represent such Notes and the principal amount of the Notes owned by him and the subject of such declaration being set forth in such notice) to be due and payable and, in the cases falling within either (a) or (c) above, on the fifteenth day after delivery of such notice, or, in the cases falling within (b) above, on the thirtieth day after delivery of such notice, the principal of the Notes referred to in such notice plus accrued interest thereon shall become due and payable, unless prior to that time all such defaults theretofore existing shall have been cured.

Notices

        All notices to the holders of Notes will be published in English in London, England in the Financial Times, in Luxembourg in the Luxemburger Wort (as long as the Notes are listed on the Luxembourg Stock Exchange), in New York, New York, in The Wall Street Journal, in Toronto, Ontario, in The Globe & Mail and in French in Montréal, Québec, in La Presse. If at any time publication in any such newspaper is not practicable, notices will be valid if published in an English language newspaper or, if in Québec, a French language newspaper, with general circulation in the respective market regions as Québec, with the approval of the Registrar, shall determine. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the first date on which publication is made.

Further Issues

        Québec shall be at liberty from time to time without the consent of the holders of the Notes to create and issue further notes ranking equally in all respects (or in all respects save for the first payment of interest thereon), and such further notes shall be consolidated and form a single series with the outstanding Notes. Any further notes forming a single series with the outstanding Notes shall be issued with the benefit of, and subject to an agreement supplemental to, the Fiscal Agency Agreement.

Prescription

        Under current Québec law, each Note will become void unless presented for payment of principal or interest within three years of the due date for payment.

CLEARING AND SETTLEMENT

        Although DTC, Euroclear and Clearstream, Luxembourg have agreed to the procedures provided below in order to facilitate transfers of Notes among participants of DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform such procedures and such procedures may be modified or discontinued at any time. Neither Québec nor the Registrar will have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certification and Custody

        Links have been established among DTC, Clearstream, Luxembourg and Euroclear to facilitate the initial issuance of the Notes and cross-market transfers of the Notes associated with secondary market trading. DTC will be linked indirectly to Clearstream, Luxembourg and Euroclear through the DTC accounts of their respective U.S. depositaries. At the time of the initial settlement, the Notes will be represented by one or more fully registered Global Notes without interest coupons which will not be exchangeable for fully registered physical certificates representing individual Notes. The Global Notes will be held by JPMorgan Chase Bank, as custodian for DTC, will be issued in registered form in the name of DTC's nominee, Cede & Co., and beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC.

The Clearing Systems

        Clearstream, Luxembourg, Euroclear and DTC have advised Québec as follows:

        Clearstream, Luxembourg.    Clearstream, Luxembourg is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations ("Clearstream, Luxembourg Participants") and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg Participants through electronic book-entry changes in accounts of Clearstream, Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides Clearstream, Luxembourg Participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream, Luxembourg Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream, Luxembourg Participant either directly or indirectly.

        Distributions with respect to Notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg Participants in accordance with its rules and procedures to the extent received by the U.S. Depositary for Clearstream, Luxembourg.

        Euroclear.    Euroclear was created in 1968 to hold securities for participants of Euroclear ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the "Euroclear Operator"), under contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

        The Euroclear Operator is regulated and examined by the Belgian Banking Commission.

        Distributions of principal and interest with respect to Notes held through Euroclear or Clearstream, Luxembourg will be credited to the cash accounts of Euroclear or Clearstream, Luxembourg participants in accordance with the relevant system's rules and procedures, to the extent received by such system's depositary.

        DTC.    Information regarding DTC is set forth under "Description of the Securities — Book-Entry System" in the prospectus.

Initial Settlement

        Customary settlement procedures will be followed for participants of each system at initial settlement. Settlement procedures applicable to the domestic United States dollar market will be followed for primary market purchasers which are participants in DTC, and Notes will be credited to their securities accounts on the settlement date against payment in U.S. dollars in same-day funds. Settlement procedures applicable to conventional eurobonds in registered form will be followed for primary market purchasers which are Euroclear or Clearstream, Luxembourg participants, and Notes will be credited to their securities accounts on the business day following the settlement date against payment for value on the settlement date.

Secondary Market

        Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream, Luxembourg Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

        Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg Participants or Euroclear Participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if a transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg Participants and Euroclear Participants may not deliver instructions directly to the U.S. Depositaries.

        Because of time zone differences, credits of Notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Clearstream, Luxembourg Participants or Euroclear Participants on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of Notes by or through a Clearstream, Luxembourg Participant or a Euroclear Participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

TAX MATTERS

        This summary is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular holder and no representation with respect to the consequences to any particular holder is made. Therefore, you should consult your own tax advisors for advice regarding your individual circumstances.

Canadian Federal Income Taxation

        In the respective opinions of Bélanger Sauvé, a general partnership, Canadian counsel for Québec, and Ogilvy Renault, a general partnership, Canadian counsel for the underwriters, the following summary fairly describes the main Canadian federal income tax consequences applicable to you if you invest, as initial purchaser, in the Notes and, for purposes of the Income Tax Act (Canada) (the "Act"), you hold them as capital property. This summary is based on the relevant provisions of the Act and the Regulations thereunder and counsel's understanding of the administrative practices of the Canada Customs and Revenue Agency. It assumes that the specific proposals to amend the Act and the Regulations publicly announced by the Minister of Finance of Canada prior to the date of this prospectus supplement are enacted in their present form, but the Act or the Regulations may not be amended as proposed or at all. This summary does not address provincial, territorial or foreign income tax considerations. Changes in the law or administrative practices or future court decisions may affect your tax treatment.

Canadian Residents

        The following discussion is applicable to a holder who, for purposes of the Act, is a resident of Canada and is not a financial institution as defined in Section 142.2 of the Act.

        Interest Payments.    A holder that is a corporation, partnership, unit trust or trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year all interest that accrues to it on a Note to the end of the year or became receivable or was received by it before the end of the year, to the extent that it was not included in computing its income for a preceding year.

        A holder (other than a holder referred to in the previous paragraph) will be required to include in computing its income for a taxation year all interest on a Note that is received or receivable by the holder in a year (depending upon the method regularly followed by the holder in computing profit) to the extent that such interest was not included in computing its income for a preceding year. Notwithstanding the preceding rule, a holder (other than a holder referred to in the previous paragraph) who, in a taxation year, holds an interest in a Note on any anniversary day of its issue (as defined in the Act), shall include the interest that accrued to the holder to the end of that day with respect to the Note to the extent that such interest was not otherwise included in computing its income for the year or a preceding year.

        Dispositions.    On a disposition or deemed disposition of a Note, including a redemption or purchase by Québec or a repayment by Québec upon maturity, a holder will generally be required to include in computing its income for the taxation year in which the disposition occurred all interest on the Note that has accrued to the holder from the last interest payment date to the extent that such interest has not otherwise been included in its income for the year or a preceding year.

        In general, a disposition or deemed disposition of a Note will give rise to a capital gain (capital loss) equal to the amount by which the proceeds of disposition net of accrued interest and any costs of disposition exceed (are exceeded by) the adjusted cost basis of the Note to the holder. The amount of any capital loss otherwise determined may be limited in certain circumstances. Generally, one-half of a capital gain must be included in income as a taxable capital gain and one-half of a capital loss is an allowable capital loss. An allowable capital loss for a year normally may be deducted by the holder in computing income to the extent of any taxable capital gains for the year. Any allowable capital loss not deductible in the year may be deducted against taxable capital gains in computing taxable income for any of the three preceding years or any subsequent year (in accordance with the rules contained in the Act). Capital gains realized by an individual will be relevant in computing possible liability under the alternative minimum tax.

        Eligibility for Investment/Foreign Property.    The Notes are qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (except for deferred profit sharing plans of Québec or of an employer not dealing at arm's length with Québec). The Notes do not constitute "foreign property" for purposes of the Act.

Non-Residents

        The following comments are generally applicable to a holder that, for purposes of the Act, is not, and is not deemed to be, a resident of Canada during any taxation year in which it owned the Notes and that does not use or hold, and is not deemed to use or hold, the Notes in the course of carrying on a business in Canada and in the case of a person who carries on an insurance business in Canada and elsewhere, establishes that the Notes are not a "designated insurance property" and are not effectively connected with such insurance business carried on in Canada and is not an authorized foreign bank carrying on a bank business in Canada (a "Non-Resident Holder").

        Interest Payments.    A Non-Resident Holder will not be subject to tax (including withholding tax) under the Act on interest on the Notes.

        Dispositions.    Gains realized on the disposition or deemed disposition of a Note by a Non-Resident Holder will not be subject to tax under the Act.

United States Taxation

        The following discussion summarizes the material United States federal income tax consequences of the ownership of Notes and is the opinion of Sullivan & Cromwell LLP, special tax counsel to Québec. It deals only with Notes held as capital assets by United States Holders, as defined below, who purchase the Notes in the offering at the offering price. It does not address special classes of holders including: dealers in securities or currencies, traders in securities that elect to mark to market, banks, tax-exempt organizations, life insurance companies, persons that hold Notes that are a hedge, or are hedged against, currency or interest rate risks or that are part of a straddle or conversion transaction for tax purposes, or persons whose functional currency is not the U.S. dollar.

        If you purchase the Notes at a price other than the offering price, amortizable bond premium or market discount rules may also apply. You should consult your tax advisor regarding this possibility. This discussion is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, existing and proposed regulations thereunder, and administrative and judicial interpretations thereof) as currently in effect. These laws are subject to change, possibly on a retroactive basis.

        Before purchasing these Notes, please consult your own tax advisor concerning the consequences of owning these Notes in your particular circumstances under the code and the laws of any other taxing jurisdiction.

Payments of Interest

        If you are a United States Holder, interest on your Note is ordinary income that you will recognize when you receive the interest or when the interest accrues, depending on your method of accounting for tax purposes. A "United States Holder" is a beneficial owner of a Note that is: a citizen or resident of the United States, a domestic corporation, an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

        Interest paid by Québec on the Notes constitutes income from sources outside the United States, but, with certain exceptions, will be "passive" or "financial services" income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a United States Holder.

Purchase, Sale, Retirement and Other Disposition of the Notes.

        If you are a United States Holder, your tax basis in your Note generally will be its cost. If you sell or exchange your Note (or it is retired by Québec), you will generally recognize capital gain or loss equal to the difference between the amount realized (not including any amounts attributable to accrued and unpaid interest) and your tax basis in the Note. Capital gain of a non-corporate United States Holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% if the holder has a holding period of greater than one year.

Backup Withholding and Information Reporting

  Payments of Principal and Interest

        If you are a non-corporate United States Holder, information reporting requirements (on Internal Revenue Service Form 1099) generally will apply to payments of principal and interest on a Note within the United States (including payments made by wire transfer from outside the United States to an account you maintain in the United States).

        Additionally, "backup withholding" will apply to such payments if you are a non corporate United States Holder that (i) fails to provide an accurate taxpayer identification number, (ii) is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or (iii) in certain circumstances, fails to comply with applicable certification requirements.

  Proceeds from the Sale of a Note.

        Payment of the proceeds from the sale of a Note to or through the United States office of a broker may be subject to information reporting and backup withholding. Payment of the proceeds from the sale of a Note made to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. Information reporting and backup holding may apply to such payments, however, if the broker is: a United States person, a controlled foreign corporation for United States tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, or a foreign partnership, if at any time during its tax year (i) one or more of its partners are U.S. persons (as defined in U.S. Treasury regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership or, (ii) such foreign partnership is engaged in a United States trade or business.

Proposed European Union Savings Directive

        On June 3, 2003, the ECOFIN Council adopted a directive on the taxation of savings income under which Member States will be required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. Exceptionally (and for a transitional period only which will end after agreement on exchange of information is reached between the European Union and certain non-European Union states) Austria, Belgium and Luxembourg will instead be required to withhold tax from such payments unless, as provided by the relevant Member State, the noteholder authorizes the person making the payment to report the payment to the relevant tax authority or presents a certificate drawn up in their name from the relevant tax authority establishing exemption therefrom. Consequently, individuals in the European Union who receive their interest from a Paying Agent in Austria, Belgium or Luxembourg may receive less than the full amount of interest, and Québec will not be obligated to pay Additional Amounts in respect of the amounts so withheld. This directive will, subject to certain conditions being satisfied, apply from January 1, 2005.

UNDERWRITING

        Subject to the terms and conditions set forth in the Underwriting Agreement dated December 11, 2003, and the Terms Agreement dated April 26, 2004, Québec has agreed to sell to the underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative, the respective principal amounts of Notes set forth below.

Underwriter	Principal Amount
Merrill Lynch, Pierce, Fenner & Smith Incorporated	U.S.$	200,000,000
Citigroup Global Markets Inc.		200,000,000
Deutsche Bank Securities Inc.		200,000,000
National Bank Financial Inc.		200,000,000
CIBC World Markets Corp.		45,000,000
Credit Suisse First Boston LLC		45,000,000
Scotia Capital (USA) Inc.		45,000,000
TD Securities (USA) Inc.		20,000,000
RBC Dain Rauscher Inc.		15,000,000
ABN AMRO Incorporated		10,000,000
HSBC Securities (USA) Inc.		10,000,000
J.P. Morgan Securities Inc.		10,000,000

Total	U.S.$	1,000,000,000

        The underwriting agreement provides that the underwriters are obligated to purchase all of the Notes if any are purchased. The underwriting agreement provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of Notes may be terminated.

        The underwriters propose to offer the Notes initially at the public offering price on the cover page of this prospectus supplement, and to selling group members at that price less a concession of 0.2% of the principal amount per Note. After the initial public offering, the public offering price and concession may be changed by the representatives.

        We estimate that our out-of-pocket expenses for this offering will be approximately U.S.$280,000, excluding a partial reimbursement of the underwriters' expenses estimated at U.S.$90,000.

        The Notes are offered for sale in North America, Europe and Asia in places where it is legal to make such offers.

        Each of the underwriters has agreed that it will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this prospectus supplement or prospectus or any other offering material relating to the Notes, in or from any jurisdiction except under circumstances that, to the best knowledge and belief of such underwriter, will result in compliance with the applicable laws and regulations thereof and which will not impose any obligations on Québec except as set forth in the underwriting agreement.

        Each of the underwriters severally represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

        Each of the underwriters has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in The Netherlands any of the Notes to any persons other than persons who trade or invest in securities in the conduct of a profession or business (which includes banks, stockholders, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

        The Notes have not been and will not be registered under the Securities and Exchange Law of Japan and offers and sales, direct or indirect, of Notes may not be made in or to residents of Japan or to any persons for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan except pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan available thereunder and in compliance with other relevant laws of Japan.

        The Notes are a new issue of securities with no established trading market. Québec has been advised by the representatives that one or more of the underwriters intend to make a market in the Notes, but are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of, or the trading market for, the Notes.

        Québec has agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in respect thereof.

        In connection with the sale of the Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the underwriters may overallot the offering, creating a short position. In addition, the underwriters may bid for, and purchase, the Notes in the open market to cover short positions or to stabilize the price of the Notes, and in connection therewith may impose a penalty bid on certain underwriters. This means that if the underwriters purchase Notes in the open market to reduce any short position or to stabilize the price of the Notes, they may reclaim the amount of the selling concession from the underwriter or underwriters who sold those Notes as part of the offering. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. These transactions may be effected on the Luxembourg Stock Exchange, in the over-the-counter market or otherwise and, if commenced, may be discontinued at anytime. The underwriters will not be required to engage in these activities, and may end any of these activities at any time.

        In the ordinary course of their respective businesses, certain of the underwriters and their respective affiliates have engaged, and may in the future engage, in investment banking and/or commercial banking transactions with Québec. JPMorgan Chase Bank, as Registrar, Fiscal, Transfer and Principal Paying Agent, and J.P. Morgan Bank Luxembourg S.A., as Luxembourg Paying Agent, are affiliates of J.P. Morgan Securities Inc.

        Québec expects that delivery of the Notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which is the 7th business day following the date hereof (this settlement cycle being referred to as "T+7"). Under Rule 15c6-1 of the Commission under the Exchange Act trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, U.S. purchasers who wish to trade the Notes on the date hereof or the next business day will be required, by virtue of the fact that the Notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any trade to prevent a failed settlement. Purchasers of the Notes in other countries who wish to trade the Notes on the date hereof or on the next business day should consult their own advisor.

        A prospectus and prospectus supplement in electronic format may be made available on the websites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate Notes to underwriters for sale to their online brokerage accounts holders. Internet distributions will be allocated by the underwriters that make internet distributions on the same basis as other allocations. Merrill Lynch, Pierce, Fenner & Smith Incorporated uses electronic systems in connection with offers and sales and distributions of certain securities and may use such systems in this offering. Other than the prospectus and the prospectus supplement in electronic format, the information on the websites is not part of this prospectus.

VALIDITY OF THE NOTES

        The validity of the Notes will be passed upon for Québec by Bélanger Sauvé, a general partnership, and for the underwriters by Ogilvy Renault, a general partnership. Certain matters of United States law are being passed upon by Sullivan & Cromwell LLP. Sullivan & Cromwell LLP will rely as to all matters of Canadian and Québec law on the opinions of Ogilvy Renault and Bélanger Sauvé. Ogilvy Renault and Bélanger Sauvé will rely as to all matters of New York law on the opinion of Sullivan & Cromwell LLP. Bélanger Sauvé, Ogilvy Renault and Sullivan & Cromwell LLP have, from time to time, rendered legal services to Québec not connected with the offering of the Notes.

OFFICIAL STATEMENTS

        The information set forth or incorporated by reference herein, except the information appearing under "Underwriting" in this prospectus supplement and under "Plan of Distribution" in the prospectus, was supplied by the Ministère des Finances du Québec, in its official capacity, duly authorized therefor.

GENERAL INFORMATION

Listing of the Notes

        We have applied to list the Notes on the Luxembourg Stock Exchange.

Authorizations

        The issue and terms of the Notes were authorized under a borrowing plan created by Order in Council No. 666-2003 adopted by the Gouvernement du Québec on June 18, 2003.

Litigation and Arbitration Proceedings

        Save as disclosed in the prospectus (including the documents incorporated by reference therein), Québec is not involved in any legal or arbitration proceedings which may have or have had during the past 12 months a significant effect on Québec's financial position, nor is Québec aware of any such proceedings pending or threatened.

No Material Adverse Change

        Save as disclosed in the prospectus (including the documents incorporated by reference therein), there has been no material adverse change in the financial position or the prospects of Québec since March 31, 2003.

Documents

        Copies of the Fiscal Agency Agreement will be available for inspection at, and copies of the annual and quarterly reports incorporated by reference as well as all future annual and quarterly reports of Québec and other information filed with the Commission by Québec, as described under "Documents Incorporated by Reference" in this prospectus supplement and under "Where You Can Find More Information" in the prospectus, may be obtained, free of charge, from the offices of the Listing Agent in Luxembourg, Dexia Banque Internationale à Luxembourg S.A., 69, route d'Esch L-1470 Luxembourg, during the Listing Agent's normal business hours on any weekday.

Paying Agent

        J.P. Morgan Bank Luxembourg S.A. has been appointed as the Luxembourg paying agent. For so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, Québec will maintain a paying agent in Luxembourg.

Clearance

        The Notes have been accepted for clearance through DTC, Euroclear and Clearstream, Luxembourg (Common Code 019187934, ISIN Code US748148RM77; CUSIP 748148 RM 7).

QUÉBEC

Ministère des Finances
12, rue Saint-Louis
Québec, Québec
Canada G1R 5L3

LEGAL ADVISORS

To Québec	To the underwriters
Bélanger Sauvé	Sullivan & Cromwell LLP
1, Place Ville Marie	125 Broad Street
Suite 1700	New York, N.Y. 10004
Montréal, Québec	United States of America
Canada H3B 2C1
Ogilvy Renault 1981, avenue McGill College Bureau 1100 Montréal, Québec Canada H3A 3C1

LUXEMBOURG LISTING AGENT

Dexia Banque Internationale à Luxembourg S.A.
69, route d'Esch
L-1470 Luxembourg

REGISTRAR, FISCAL, TRANSFER AND PRINCIPAL PAYING AGENT

JPMorgan Chase Bank
4 New York Plaza
15th Floor
New York, NY 10004

LUXEMBOURG PAYING AGENT

J.P. Morgan Bank Luxembourg S.A.
5 Rue Plaetis
L-2338 Luxembourg

PROSPECTUS

U.S. $3,500,000,000

Debt Securities
Warrants

This prospectus contains summaries of the general terms of these securities. We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to make offers or sales of securities or warrants unless accompanied by a supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 19, 2001.

Please note that in this prospectus, references to "we", "our" and "us" refer to Québec.

Table of Contents of this Prospectus

Where You Can Find More Information	2
Québec	3
Use of Proceeds	4
Description of the Securities	4
Plan of Distribution	8
Debt Record	8
Authorized Agents	8
Validity of the Securities	8
Official Statements	8

Where You Can Find More Information

We file annual reports, amendments to annual reports and other information with the SEC. These reports include certain financial information about us and may be accompanied with exhibits.

You may read and copy any document we file with the SEC at the SEC's public reference rooms at:

•
Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549;

•
Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and

•
Seven World Trade Center, Suite 1300, New York, New York 10048.

You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address or, without charge, from Québec, Ministère des Finances, Direction de l'émission des emprunts, 12, rue Saint-Louis, Québec (Québec) GIR 5L3, Canada.

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring to those documents. We incorporate by reference the documents listed below:

•
Our Annual Report on Form 18-K for the year ended March 31, 2001; and

•
All amendments to our Annual Report on Form 18-K/A for the year ended March 31, 2001 filed prior to the date of this prospectus.

We also incorporate by reference all future annual reports and amendments to annual reports, and any other information we file with the SEC pursuant to Sections 13(a) and 13 (c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") until we sell all of the Securities. Each time we file a document with the SEC that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents.

You may request a free copy of the annual reports, amendments to annual reports and other information mentioned above by writing to the following addresses:

•	Québec Ministère des Finances Direction de l'émission des emprunts 12, rue Saint-Louis, Québec (Québec) GIR 5L3, Canada;
•	Credit Suisse First Boston Corporation Investment Banking Group Eleven Madison Avenue New York, New York 10011-3629;
and
•	Merrill Lynch & Co. Corporate Syndicate Department Merrill Lynch World Headquarters North Tower, Fifth Floor World Financial Center, New York, New York 10281-1305.
Telephone requests may be directed to:
•	Québec at (418) 643-8141;
•	Credit Suisse First Boston Corporation at (212) 909-4811;
and
•	Merrill Lynch & Co. at (212) 449-6500.

You should rely only on the information incorporated by reference or contained in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these Securities in any state where the offer is not permitted by the law. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

Québec

Québec is the largest by area of the ten provinces in Canada (1,541,000 square kilometers or 594,860 square miles, representing 15.4% of the geographical area of Canada) and the second largest by population (7.4 million, representing 23.9% of the population of Canada, as of January 2001). Québec has a modern, developed economy, in which the service sector contributed 70%, the manufacturing industry 22%, the construction industry 5% and the primary sector 3% of real GDP at factor cost in 2000. The leading manufacturing industries in Québec include electrical, electronic and computer products, food, beverage and tobacco products, transportation equipment (including aircraft and motor vehicles and associated parts), paper products, primary metals (including aluminum smelting and copper refining industries) and chemical products (notably pharmaceuticals). Québec also has significant hydroelectric resources, generating approximately one-third of the electricity produced in Canada.

Montréal and Ville de Québec, the capital of Québec, are the centers of economic activity. Montréal is one of the main industrial, commercial and financial centers of North America and is Canada's second largest urban area as measured by population. Montréal is also Canada's largest port, situated on the St. Lawrence River, which provides access to both the Atlantic Ocean and the inland navigation system of the Great Lakes. French is the official language of Québec and is spoken by approximately 95% of its population.

Use of Proceeds

Unless otherwise specified in any prospectus supplement attached to this prospectus (the "Prospectus Supplement"), we will:

•
add the net proceeds we receive from the sale of the Securities to the Consolidated Revenue Fund of Québec to be used for general purposes, or

•
partially or entirely credit such proceeds to the Financing Fund of Québec to be used for loans to public institutions or governmental enterprises and agencies.

Description of the Securities

We may at various times offer Debt Securities and, jointly or separately, Warrants to purchase such Debt Securities (collectively, the "Securities" or the "Debt Securities") in distinct series. This section and the Prospectus Supplement summarize the material terms of the Securities which are common to all series. They do not, however, describe every aspect of the Securities. If the terms described in this section or in the Prospectus Supplement differ from the terms described in the Securities (the form of which will be filed with the SEC), you should rely on the terms described in the Securities.

Debt Securities

The Debt Securities, when issued, will be direct and unconditional general obligations of Québec. We pledge our full faith and credit for the payment and performance of the Debt Securities. The Debt Securities will rank equally among themselves and with all debentures, notes or other similar securities issued by us and outstanding at the date of the issue of the Debt Securities or thereafter. They will be payable as to principal, premium, if any, and any interest in lawful money of the United States of America or in such other currency or currencies (or composite currencies) specified in the Prospectus Supplement. Debt Securities will be payable in The City of New York at the offices of Bank of New York, or in such other place specified in the Prospectus Supplement.

Information Specified in the Prospectus Supplement

The Prospectus Supplement will specify the following terms:

•
the terms of the Securities, including, where applicable, the designation, any aggregate principal amount, maturity, currency or currencies (which may include composite currencies) of denomination and payment, rate or rates of any interest, any index, price or formula to be used for determining the amount of any payment of principal, premium or interest, any interest payment dates, purchase price and any public offering price, denominations, any terms relating to the holding and transfer of Securities, and any terms for redemption, exchange, repurchase or sinking funds;

•
the names of and principal amounts to be purchased by any underwriters, any underwriting discounts and commissions and other terms of the plan of distribution; and

•
if appropriate, information relating to developments subsequent to the date of this Prospectus.

Original Issue Discount Securities

Debt Securities may be issued as Original Issue Discount Securities to be sold at a substantial discount below their principal amount. Special U.S. Federal income tax and other considerations applicable to Original Issue Discount Securities will be described in the Prospectus Supplement or Prospectus Supplements relating to such Original Issue Discount Securities.

Form, Exchange and Transfer

Unless otherwise specified in the Prospectus Supplement, the Debt Securities will be in fully registered form only in specified denominations.

You may exchange your Debt Securities for other authorized denominations of the same series of equal aggregate amount. You may transfer and exchange your Debt Securities, free of charge, subject to any restrictions set forth in the Prospectus Supplement. Unless otherwise specified in the Prospectus Supplement, Bank of New York, which acts as paying agent, will keep a register for the registration and transfer of Debt Securities (the "Security Register").

Sinking Funds

If the Prospectus Supplement so indicates, Québec will agree, so long as any Debt Securities of a particular series are outstanding, to set aside from its Consolidated Revenue Fund as a sinking fund for such Debt Securities on the dates set forth in the Prospectus Supplement, the Canadian dollar equivalent of the percentage of the principal amount of such Debt Securities indicated in the Prospectus Supplement. The funds so set aside will be invested in such Debt Securities, in direct or other guaranteed obligations of Québec or in direct obligations of the Government of Canada, bonds of any municipality or school corporation in Québec, bonds issued by institutions which are fully subsidized by the Gouvernement du Québec or in such other securities as may be determined by the Ministre des Finances of Québec.

The Debt Securities may be certain outstanding Debt Securities which are held in the sinking fund of Québec and are being resold by Québec or held by government enterprises and agencies of Québec and sold by them.

The Debt Securities may be debentures denominated and payable in Canadian dollars which are offered and sold in Canada ("Domestic Debentures"). The Prospectus Supplement relating to Domestic Debentures will contain a description of the terms of such Domestic Debentures, which will be governed by, and construed in accordance with, the laws of Québec and the laws of Canada applicable therein.

Redemption

If the Prospectus Supplement so indicates, the Debt Securities may be redeemable prior to maturity.

Governing Law

Unless otherwise indicated in the Prospectus Supplement, the Debt Securities will not specify a governing law but will be authorized under the laws of Québec. Unless otherwise indicated in the Prospectus Supplement, the Debt Securities will be delivered in The City of New York.

Book-Entry System

The Prospectus Supplement indicates whether any of the Securities you purchase will be issued in the form of one or more fully registered global securities (each, a "Global Security"). Global Securities will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC") or its nominee, or any other depository or depositories identified in the Prospectus Supplement. These depositories may include The Canadian Depository for Securities Limited, the Euroclear System or Clearstream Banking, société anonyme. A Global Security will be registered in the name of the relevant depository or its nominee.

Subject to certain restrictions, a Global Security may be transferred, in whole or in part, only to the relevant depository or its nominee. These restrictions are described below.

Upon the issuance of a Global Security, Québec expects that the relevant depository or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with the depository or its nominee ("Participants"). The accounts to be credited will be designated by the underwriters, dealers or agents, or by Québec, in the case of Debt Securities sold directly by Québec. Ownership of beneficial interests in such Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the relevant depository or its nominee (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons other than Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

Any payment of principal or interest due on the Debt Securities on any interest payment date or at maturity will be made available by Québec to Bank of New York, as paying agent, or any other paying agent identified in a Prospectus Supplement or Prospectus Supplements, on such date (the "Paying Agent"). As soon as possible thereafter, the Paying Agent will make such payments to the depository or its nominee, as the case may be, which is the registered owner of the Global Security representing such Debt Securities in accordance with existing arrangements between the Paying Agent and such depository. Québec expects that the depository or its nominee, upon receipt of any payment of principal or interest, will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of the depository or its nominee. Québec also expects that payments by Participants to owners of beneficial interests in the Global Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participants. Neither Québec nor the Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

So long as a depository, or its nominee, is the registered owner of a Global Security, such depository or such nominee, as the case may be, will be considered the sole owner and holder of the Debt Securities represented by such Global Security for all purposes of the Debt Securities. Except as provided below, or as may be specified in a Prospectus Supplement or Prospectus Supplements, owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in definitive form ("Certificated Debt Securities") upon exchange or otherwise and will not be considered the owners or holders of any Debt Securities represented by such Global Security. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the relevant depository and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder of Debt Securities. Québec understands that, under existing industry practice, in the event that an owner of a beneficial interest in a Global Security desires to take any action the relevant depository, or its nominee, as the holder of such Global Security, is entitled to take, such depository would authorize the Participants to take such action, and that the Participants would authorize beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Except as otherwise set forth in a Prospectus Supplement, a Global Security may not be transferred except as a whole by the relevant depository to a nominee of such depository or by a nominee of such depository to such depository or any other nominee of such depository, or by such depository or any such nominee to another depository or its nominee or to a successor of such depository or a nominee of such successor. Debt Securities represented by a Global Security are exchangeable for Certificated Debt Securities of like tenor and of an equal aggregate principal amount as such Debt Securities in denominations of U.S. $l,000 and integral multiples thereof only if:

•
the relevant depository notifies Québec that it is unwilling or unable to continue as depository for such Global Security or if at any time such depository ceases to be a clearing agency registered under the Exchange Act at a time when it is required to be so registered and a successor depository is not appointed by Québec within 90 days after receiving such notice or becoming aware that such depository is no longer so registered;

•
Québec, in its discretion at any time, determines not to have all of the related Debt Securities represented by such Global Security;

•
an event of default entitling the holders of the related Debt Securities to accelerate the maturity thereof has occurred and is continuing; or

•
in such other events as may be specified in a Prospectus Supplement.

Any Debt Security that is exchangeable pursuant to the preceding sentence is exchangeable for Certificated Debt Securities registered in such names as the relevant depository shall direct. Certificated Debt Securities may be presented for registration of transfer or exchange at the office of the Paying Agent in The City of New York or such other place specified in a Prospectus Supplement, and principal thereof and interest thereon will be payable at such office of the Paying Agent, provided that interest thereon may be paid by check mailed to the registered holders of the Debt Securities to the address of the person entitled thereto at such address as it appears in the

Security Register. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security or Global Securities of the same principal amount to be registered in the name of the depository or its nominee.

DTC has advised Québec as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its Participants and to facilitate the clearance and settlement of securities transactions among its Participants in such securities through electronic book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. DTC's Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to the DTC book-entry system is also available to others that clear through or maintain a custodial relationship with a participant, either directly or indirectly. DTC agrees with and represents to its Participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law. The rules applicable to DTC and its Participants are on file with the SEC.

If depositories other than DTC are appointed, additional information with respect to such depositories will be set forth in a Prospectus Supplement or Prospectus Supplements.

Canadian Taxes on Debt Securities

In the opinion of Desjardins Ducharme Stein Monast, counsel to Québec, and of Ogilvy Renault, Canadian counsel for the underwriters or agents, if any, there are no withholding taxes payable under the laws of Canada or of Québec in respect of the Debt Securities or premium, if any, or any interest thereon; there are no taxes on income or capital gains payable under the laws of Canada or of Québec in respect of the Debt Securities or premium, if any, or any interest thereon by an owner who is not, nor is deemed to be, a resident of Canada and who does not use or hold, and is not deemed to use or hold, the Debt Securities in carrying on a business in Canada, and in the case of a person who carries on an insurance business in Canada and elsewhere, who establishes that the Designated Securities are not "a designated insurance property" and are not effectively connected with such insurance business carried on in Canada; there are no estate taxes or succession duties imposed by Canada or by Québec in respect of the Debt Securities or premium, if any, or any interest thereon.

Warrants

We may issue, together with any Debt Securities offered by any Prospectus Supplement or separately, Warrants for the purchase of other Debt Securities. The Warrants are to be issued under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as set forth in the Prospectus Supplement relating to a particular issue of Warrants. The Prospectus Supplement relating to the particular series of Warrants offered thereby will set forth:

•
the terms referred to on the cover page hereof of the Debt Securities purchasable upon exercise of such Warrants;

•
the principal amount of Debt Securities purchasable upon exercise of one Warrant, the exercise price and the procedures of, and conditions to, exercise for purchasing such Debt Securities;

•
the dates on which the right to exercise the Warrants shall commence and expire;

•
the date, if any, on and after which such Warrants and the related Debt Securities will be separately transferable; and

•
whether the Warrants represented by the Warrant Certificates will be issued in registered or bearer form, and if registered, where they may be transferred and registered.

The Warrants will not specify a governing law but will be authorized under the laws of Québec.

Jurisdiction

We have not agreed to waive any immunity from jurisdiction. In addition, we have not appointed an agent in the United States upon which process may be served for any purpose. In the absence of such waiver of immunity in any proceeding leading to a judgment by a court of another jurisdiction, it may not be possible to obtain in Québec a judgment based solely on the judgment of the court of such other jurisdiction. Québec may be sued in the courts of Québec, and no applicable law requires the consent of any public official or authority for proceedings to be brought or judgment to be obtained against Québec arising out of or relating to obligations under the Securities. In addition, no immunity from suit is available to Québec in any action in such courts, irrespective of whether a party to the action or the holder of Securities is or is not resident within Québec or is or is not a citizen of Canada. There are no requirements under the laws of Québec that prior written notice be served on Québec before the commencement of an action. Although any judgment obtained in an action brought in the courts of Québec against Québec may not be enforced by execution, applicable statutes provide that whenever Québec is condemned by a judgment that has become definitive to pay a sum of money, the Ministre des Finances, after having received a certified copy of such judgment, shall pay the amount due out of the money at his disposal for such purpose or, failing such, out of the Consolidated Revenue Fund.

Plan of Distribution

We may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents.

The distribution of the Securities may be effected from time to time in one or more transactions at:

•
a fixed price or prices, which may be changed;

•
prices related to prevailing market prices; or

•
negotiated prices.

Such distribution may be effected in the United States and/or in any one or more other jurisdictions where permitted by law, as specified in a Prospectus Supplement.

In connection with the sale of Securities, underwriters or agents may receive compensation from us or from purchasers of Securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters, dealers and agents who participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from Québec and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "Securities Act"). Any such underwriter or agent will be identified, and such compensation received from Québec will be described, in the relevant Prospectus Supplement or Prospectus Supplements.

Under agreements which may be entered into by Québec, dealers and agents who participate in the distribution of Securities may be entitled, and Québec has agreed that underwriters, if any, will be entitled, to indemnification by Québec against certain liabilities, including liabilities under the Securities Act.

The Prospectus Supplement relating to Domestic Debentures will contain a description of the plan of distribution of such Domestic Debentures.

Debt Record

Québec has paid the full face amount of the principal of and premium, if any, and interest on: (a) every obligation issued or assumed by it, and (b) every indirect obligation on which it has been required to implement its guarantees, all promptly when due in the currency and in the country where payable, subject to any applicable laws and regulations forbidding trading with the enemy during wartime.

Authorized Agents

The authorized agents of Québec in the United States are Diane Wilhelmy and Jean Saintonge, at Québec Government House, One Rockefeller Plaza, 26th Floor, New York, New York 10020-2102.

Validity of the Securities

Desjardins Ducharme Stein Monast, Québec, Québec, will pass upon the validity of the Securities and all other matters of Canadian and Québec law and procedure on behalf of Québec. The validity of the Securities and all other matters of Canadian and Québec law and procedure will be passed upon for the underwriters or agents, if any, by Ogilvy Renault, Montréal, Québec. The validity of the Securities will be passed upon as to matters of New York law for the underwriters or agents, if any, by Sullivan & Cromwell, New York, New York, who will rely as to all matters of Canadian and Québec law on the opinions of the aforementioned two firms. Desjardins Ducharme Stein Monast, Ogilvy Renault and Sullivan & Cromwell have, from time to time, rendered legal services to Québec not connected with the offering of the Securities.

Official Statements

The information set forth or incorporated by reference herein, except the information appearing under "Plan of Distribution", was supplied by the Ministre des Finances of Québec, in his official capacity, duly authorized thereto.

QuickLinks

TABLE OF CONTENTS
Prospectus Supplement
Prospectus
ABOUT THIS PROSPECTUS SUPPLEMENT
DOCUMENTS INCORPORATED BY REFERENCE
FORWARD-LOOKING STATEMENTS
SUMMARY OF THE OFFERING
QUÉBEC
Summary
USE OF PROCEEDS
DESCRIPTION OF NOTES
CLEARING AND SETTLEMENT
TAX MATTERS
UNDERWRITING
VALIDITY OF THE NOTES
OFFICIAL STATEMENTS
GENERAL INFORMATION
PROSPECTUS
Debt Securities Warrants
Table of Contents of this Prospectus
Where You Can Find More Information
Québec
Use of Proceeds
Description of the Securities
Plan of Distribution
Debt Record
Authorized Agents
Validity of the Securities
Official Statements